Exhibit (s)(3)

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-

PROSPECTUS SUPPLEMENT

(To Prospectus dated                 , 2021)

Cohen & Steers Infrastructure Fund, Inc.

Rights for                  Shares

Subscription Rights to Purchase Common Stock

We are issuing subscription rights to our common stockholders to purchase shares of our common stock, par value, $0.001 per share (“common shares”). Our common shares are traded on the NYSE under the symbol “UTF.” The last reported sale price for our common shares on     ,      was $     per share.

You should review the information set forth under “Principal Risks of the Fund” in the accompanying Prospectus before investing in our common shares.

	Per Share	Total(1)
Subscription price of common shares	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

(1)	The aggregate expenses of the offering are estimated to be $ , which represents approximately $ per share.

You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in our common shares and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 800-330-7348 or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

STOCKHOLDERS WHO DO NOT EXERCISE THEIR RIGHTS MAY, AT THE COMPLETION OF THE OFFERING, OWN A SMALLER PROPORTIONAL INTEREST IN THE FUND THAN IF THEY EXERCISED THEIR RIGHTS. AS A RESULT OF THE OFFERING YOU MAY EXPERIENCE DILUTION [OR ACCRETION] OF THE AGGREGATE NET ASSET VALUE OF YOUR COMMON SHARES DEPENDING UPON WHETHER THE FUND’S NET ASSET VALUE PER COMMON SHARE IS ABOVE [OR BELOW] THE SUBSCRIPTION PRICE ON THE EXPIRATION DATE.

The common shares are expected to be ready for delivery in book-entry form through the Depository Trust Company on or about                 , 2021. If the offer is extended, the common shares are expected to be ready for delivery in book-entry form through the Depository Trust Company on or about                 , 2021.

The date of this Prospectus Supplement is                 , 2021

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Prospectus, respectively. The Fund’s business, financial condition, results of operations and prospects may have changed since those dates. In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to Cohen & Steers Infrastructure Fund, Inc. a Maryland corporation. This Prospectus Supplement also includes trademarks owned by other persons.

PROSPECTUS SUPPLEMENT

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

Terms of the Offer	[To be provided.]

Amount Available for Primary Subscription	$

Title	Subscription Rights to Purchase common shares

Subscription Price	Rights may be exercised at a price of $ per common share (the “Subscription Price”). See “Terms of the Offer.”

Record Date	Rights will be issued to holders of record of the Fund’s common shares on , (the “Record Date”). See “Terms of the Offer.”

Number of Rights Issued	Right will be issued in respect of each share of Common Stock of the Fund outstanding on the Record Date. See “Terms of the Offer.”

Number of Rights Required to Purchase One Common Share	A holder of Rights may purchase common shares of the Fund for every Rights exercised. See “Terms of the Offer.”

Over-Subscription Privilege	[To be provided.]

Transfer of Rights	[To be provided.]

Subscription Period	The Rights may be exercised at any time after issuance and prior to expiration of the Rights, which will be 5:00 PM Eastern Time on , (the “Expiration Date”) (the “Subscription Period”). See “Terms of the Offer” and “Method of Exercise of Rights.”

Offer Expenses	The expenses of the Offer are expected to be approximately $ . See “Use of Proceeds.”

Sale of Rights	[To be provided.]

Use of Proceeds

The Fund estimates the net proceeds of the Offer to be approximately $     . This figure is based on the Subscription Price per share of $ and assumes all new common shares offered are sold and that the expenses related to the Offer estimated at approximately $         are paid.

The Investment Manager anticipates that investment of the proceeds will be made in accordance with the Fund’s investment objective and policies as appropriate investment opportunities are identified, which is expected to be substantially completed in approximately three months; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment style or changes in market conditions may cause the investment period to extend as long as six months. See “Investment objective and Policies.” Pending such investment, the proceeds will be held in high quality short term debt securities and instruments. Depending on market conditions and operations, a portion of the cash held by the Fund, including any proceeds raised from this offering, may be used to pay distributions in accordance with the Fund’s distribution policy. See “Use of Proceeds.”

ERISA	See “Employee Plan Considerations.”

Rights Agent	[To be provided.]

DESCRIPTION OF THE RIGHTS OFFERING

[To be provided.]

TABLE OF FEES AND EXPENSES

The following tables are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in our common shares as a percentage of net assets attributable to common shares. Amounts are for the current fiscal year after giving effect to anticipated net proceeds of the offering, assuming that we incur the estimated offering expenses.

Stockholder Transaction Expenses
Sales Load (as a percentage of offering price)%
Offering Expenses Borne by the Fund (as a percentage of offering price)%
Dividend Reinvestment Plan Fees	None	(1)

	Percentage of Net Assets Attributable to common shares
Annual Expenses
Management Fees	%	(2)
Interest on Borrowed Funds
Other Expenses	%	(3)
Total Annual Fund Operating Expenses	%	(2)

(1)	Stockholders participating in the Fund’s Reinvestment Plan do not incur any additional fees.
(2)

The Investment Manager ‘s fee is a monthly fee computed at an annual rate of 0.85% of the Fund’s average daily Managed Assets. Consequently, since the Fund has borrowings outstanding, the investment management fees and other expenses as a percentage of net assets attributable to common shares are higher than if the Fund did not utilize a leveraged capital structure.

(3)	“Other Expenses” are based on estimated amounts for the current year assuming completion of the proposed issuances.

EXAMPLE

The following example illustrates the expenses (including the maximum estimated sales load of $     and estimated offering expenses of $     from the issuance of $     million in common shares) you would pay on a $1,000 investment in common shares, assuming a 5% annual portfolio total return.* The actual amounts in connection with any offering will be set forth in the Prospectus Supplement if applicable.

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred

*

The example should not be considered a representation of future expenses. The example assumes that the amounts set forth in the Annual Expenses table are accurate and that all distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

USE OF PROCEEDS

The Fund estimates the net proceeds of the Offer to be $                , based on the Subscription Price per share of $                , assuming all new shares of common shares offered are sold and that the expenses related to the Offer estimated at approximately $                 are paid and after deduction of the underwriting discounts and commissions. Unless otherwise specified in a Prospectus Supplement, the Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objective and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes. The Investment Manager anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objective and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. See “Investment objective and Policies.” Pending such investment, the proceeds of the offering will be held in high quality short term debt securities and instruments.

CAPITALIZATION

[To be provided.]

PRICE RANGE OF COMMON SHARES

The following table sets forth for the quarters indicated, the high and low sale prices on the NYSE per share of our common shares and the net asset value and the premium or discount from net asset value per share at which the common shares were trading, expressed as a percentage of net asset value, at each of the high and low sale prices provided.

	Market Price		NAV		Discount
Quarter Ended	High	Low	High	Low	High	Low
March 31, 2019	$24.52	$19.76	$25.80	$21.95	(3.44)%	(10.51)%
June 30, 2019	$25.95	$23.51	$27.05	$25.08	(0.75)%	(7.91)%
September 30, 2019	$27.34	$25.37	$27.44	$25.94	0.85%	(4.08)%
December 31, 2019	$27.16	$25.13	$27.79	$26.08	1.40%	(6.51)%
March 31, 2020	$27.62	$12.99	$29.08	$15.45	(3.05)%	(25.21)%
June 30, 2020	$24.49	$15.99	$25.08	$19.01	(0.04)%	(16.19)%
September 30, 2020	$23.97	$21.76	$24.02	$22.16	0.59%	(3.79)%
December 31, 2020	$26.43	$22.28	$25.24	$22.57	6.92%	(3.59)%
March 31, 2021	$27.93	$25.16	$25.72	$23.74	10.84%	2.73%
June 30, 2021	$29.70	$27.37	$27.98	$25.83	12.38%	1.62%

The last reported price for our common shares on August 3, 2021 was $28.36 per share. As of August 3, 2021, the net asset value per share of the Fund’s common shares was $27.18. Accordingly, our common shares traded at a premium to net asset value of 4.34% on August 3, 2021.

SPECIAL CHARACTERISTICS AND RISKS OF THE RIGHTS

DILUTION RISK

As a result of this Offer, it is anticipated that even if you fully exercise your Rights, you should expect to incur immediate economic dilution and, if you do not exercise all of your Rights, you will incur voting dilution. Further, both the sales load and the expenses associated with the Offer paid by the Fund will immediately reduce the NAV of each Common Stockholder’s common shares. To the extent that the number of common shares outstanding after the Offer will have increased proportionately more than the increase in the size of the Fund’s net assets, you will, at the completion of the Offer, experience immediate dilution of NAV. The percentage increase in common shares outstanding that will occur if all the Rights are exercised is     %. In addition, if the Subscription Price for the Offer is less than the Fund’s NAV per Common Share as of the Expiration Date, you would experience additional immediate dilution of NAV as a result of the Offer. If the Subscription Price is substantially less than the current NAV per Common Share at the expiration of the Offer, such dilution could be substantial. It is anticipated that the existing Common Stockholders will experience immediate dilution even if they fully exercise their Rights. In addition, whether or not you exercise your Rights, you will experience a dilution of NAV of the common shares because you will indirectly bear the expenses of this Offer, which include, among other items, SEC registration fees, printing expenses and the fees assessed by service providers (including the cost of the Fund’s counsel and independent registered public accounting firm). This dilution of NAV will disproportionately affect Common Stockholders who do not exercise their Rights. The Fund cannot state precisely the amount of any decrease because it is not known at this time how many common shares will be subscribed for or what the NAV or market price of the Fund’s common shares will be on the Expiration Date or what the Subscription Price will be. For example, based on the Fund’s NAV and market price of the common shares on     , 2021 and on each of the four (4) preceding trading days, the Subscription Price would be less than NAV and there would be dilution. Assuming full exercise of the Rights being offered at the Subscription Price and assuming that the Expiration Date was     , 2021, it is estimated that the per Common Share dilution resulting from the Offer would be $     per Common Share or     %.

In addition to the economic dilution described above, if you do not exercise all of your Rights, you will incur voting dilution as a result of this Offer. This voting dilution will occur because you will own a smaller proportionate interest in the Fund after the Offer than you owned prior to the Offer. The fact that the Rights are transferable may reduce the effects of dilution as a result of the Offer. Rights holders can transfer or sell their Rights. The cash received from the sale of Rights may be viewed as partial compensation for any possible dilution. There can be no assurances, however, that a market for the Rights will develop or that the Rights will have any value in that market. [The Fund’s largest stockholders could increase their percentage ownership in the Fund through the exercise of the Primary Subscription and Over-Subscription Privilege.] [Additional risks to be provided]

RIGHTS OFFERING

This rights offering will be made in accordance with the 1940 Act. Under the laws of Maryland, the Board is authorized to approve rights offerings without obtaining stockholder approval. The staff of the SEC has interpreted the 1940 Act as not requiring stockholder approval of a transferable rights offering to purchase common stock at a price below the then current net asset value so long as certain conditions are met, including: (i) a good faith determination by a fund’s Board that such offering would result in a net benefit to existing stockholders; (ii) the offering fully protects stockholders’ preemptive rights and does not discriminate among stockholders (except for the possible effect of not offering fractional rights); (iii) management uses its best efforts to ensure an adequate trading market in the rights for use by stockholders who do not exercise such rights; and (iv)  the ratio of a transferable rights offering does not exceed one new share for each three rights held.

TAXATION

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed on by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts and Venable LLP, Baltimore, Maryland in connection with the offering of the securities.

Cohen & Steers

Infrastructure Fund, Inc.

Common Stock

Issuable Upon Exercise of Rights to

Subscribe to Such Common Stock

PROSPECTUS SUPPLEMENT

, 2021